Exhibit 21.1

 Subsidiaries of DevvStream Corp.

Name of Subsidiary	Jurisdiction of Organization
DevvStream Holdings Inc.	British Columbia, Canada
DevvStream Inc.	Delaware, U.S.
DevvESG Streaming Finco Ltd.	British Columbia, Canada